Exhibit 99.3
PRESS RELEASE
Hydrogenics Reports Second Quarter 2005 Results
Revenues of $6.3 million and sequential reduction in quarterly cash operating costs of $2.6 million or 26%
Mississauga, August 4, 2005 – Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG) is reporting second quarter and six month unaudited results. Results are reported in U.S. dollars and are prepared in accordance with Canadian generally accepted accounting principles.
“Six month revenues surpassed full year revenues for 2004, due in large part to record revenues set last quarter,” comments Pierre Rivard, President and CEO. “Although our revenues decreased from last quarter owing to uneven shipping dates from quarter to quarter, we are averaging well and our backlog remains strong. New and pending orders are tracking with our geographic and product strategies, a sign, we believe, that the combined business portfolio gained through our Stuart Energy acquisition is bearing fruit.”
“We believe that the increase in revenues, combined with synergies derived from the Stuart Energy acquisition, will accelerate our path to profitability,” continues Rivard. “All in all, we believe we are delivering on the commitment we made at the beginning of the year to achieve renewed financial performance for our shareholders by applying discipline and sound business fundamentals.”
Results for the second quarter of 2005 compared to the second quarter of 2004
Revenues were $6.3 million, a 76% increase from $3.6 million, supported by our acquisition of Stuart Energy. Gross profit expressed as a percentage of revenues was 17.1% (29.8% in 2004) and reflects a heavier weighting of hydrogen generation products. Cash operating costs, a non-GAAP measure, defined as selling, general and administrative and research and product development expenses, exclusive of integration and severance costs were $7.0 million, a 14% increase from $6.2 million in 2004 and reflecting the incremental costs associated with Stuart Energy’s operations. Net loss was $9.5 million, an increase of 12% from $8.5 million in 2004.

Results for the second quarter of 2005 compared to the first quarter of 2005
Revenues were $6.3 million, a 44% decrease primarily due to timing of deliveries. Gross profit expressed as a percentage of revenues was 17.1%, an increase of 8.1% due to the absence of $1.3 million of work in progress adjustments recognized in the first quarter of 2005. Cash operating costs were $7.0 million, a decrease 26%, or $2.4 million, resulting from the implementation of our integration plan. Net loss was $9.5 million, a decrease of 15%, or $1.7 million, primarily as a result of lower cash operating costs.
Results for the six month period ended June 30, 2005 compared to the six month period ended June 30, 2004
Revenues were $17.6 million, a 130% increase primarily due to the acquisition of Stuart Energy in the first quarter of 2005. Gross profit, expressed as a percentage of revenues, was 11.9%, a decrease of 17.9% due to a $1.3 million increase in work-in-progress related to the acquisition of Stuart Energy, in accordance with generally accepted accounting principles, and a higher percentage of hydrogen generation revenues, which historically have generated lower gross margins. Cash operating costs were $16.4 million, a $4.8 million or 41% increase. Net loss was $20.7 million, a $4.8 million or 30% increase from $15.9 million, primarily as a result of lower gross margins and higher cash operating costs.
We had $97.7 million in cash and cash equivalents and short-term investments as at June 30, 2005. The $8.1 million sequential quarterly decrease in cash and cash equivalents and short-term investments is attributable to:
•	our loss before interest, taxes, depreciation, amortization and integration costs of $6.2 million;

•	integration costs of $0.3 million;

•	net changes in non-cash working capital of $1.5 million; and

•	capital expenditures of $0.1 million.
Order backlog
Our order backlog as at June 30, 2005 was $19.1 million as follows:

	Q1		Product/Service	Q2
	Backlog	Orders Received	Delivered	Backlog

Generation	$11.0	$3.0	$1.7	$12.3
Power	2.6	—	1.1	1.5
Test	4.9	3.9	3.5	5.3

Total	$18.5	$6.9	$6.3	$19.1

We expect to substantially deliver this order backlog in 2005.

Second Quarter Highlights
Progress on markets:
•	In April, we announced a major three-year project to lead a consortium of partners in the deployment of a Wind-Hydrogen Village project on Prince Edward Island, Canada, to demonstrate the central role that hydrogen and fuel cells are anticipated to play in future integrated energy systems based on the increased use of clean renewable energy sources.

•	In April, we completed the development and integration of a fuel cell hybrid bus for demonstration to the State of North-Rhine Westphalia in Germany. Profiled at the 2005 Hannover Fair, this ‘midi’ bus platform is particularly suited for shuttle bus uses and other applications requiring a smaller scale bus, such as in constricted European downtown cores where emission regulations are becoming more prevalent. Certification for street use in Germany is nearing completion, which is an important step towards commercialization.

•	In May, we secured a follow-on order from John Deere for two HyPM power modules to deploy into next generation fuel cell Gator vehicles. A total of four fuel cell-powered Gators are now being deployed into the hands of market end-users.

•	In June, American Power Conversions (APC) (NASDAQ: APCC), a leading provider of backup power systems for critical data networks with over 15 million customers worldwide, launched their InfraStruXure™ with Integrated Fuel Cells System product to meet customer needs for extended backup run-time. We have now delivered five of the initial 25 units ordered by APC and anticipate the majority of this order will be delivered in 2005.

•	During the quarter, we carried out diagnostic tests and analysis following our successful fuel cell-powered forklift pilot demonstration at GM’s car assembly plant in Oshawa, Ontario, and are implementing the second phase of this fuel cell-powered forklift deployment with Fedex Canada.
Progress on products and technology:
•	In June, we launched our HyPM XR10 rack-mountable fuel cell power module for backup power applications in parallel with APC’s product launch at a major industry conference in New Orleans.
•	Following our acquisition of Stuart Energy, we continue to streamline and harmonize our technology roadmap, making significant improvements in product capabilities and achieving important milestones to reduce product costs.
Progress on corporate matters:
•	In connection with the integration of Stuart Energy, we reduced our cash operating costs by $2.6 million on a sequential quarterly basis and have now achieved annualized cost savings in the order of $10.0 million.

CONFERENCE CALL DETAILS
We will hold a conference call to review our results on August 4, 2005 at 10:30 a.m. (EDT). To participate in this conference call, please dial 416-695-9753 approximately ten minutes before the call. Alternatively, a live webcast of our conference call will be available on our website at www.hydrogenics.com. Please visit our website at least ten minutes early to register and download any necessary software. Should you be unable to participate, a replay will also be available on our website.
ABOUT HYDROGENICS
Hydrogenics Corporation (www.hydrogenics.com) is a leading global developer of clean energy solutions, advancing the Hydrogen Economy by commercializing hydrogen and fuel cell products. The company has a portfolio of products and capabilities serving the hydrogen and energy markets of today and tomorrow. Hydrogenics, based in Mississauga, Ontario, Canada, has operations in North America, Europe and Asia.
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics’ business. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.
FOR FURTHER INFORMATION PLEASE CONTACT
Hydrogenics Corporation
Lawrence E. Davis
Chief Financial Officer
(905) 361-3633
Website: www.hydrogenics.com
Email: ldavis@hydrogenics.com

Hydrogenics Corporation
Interim Consolidated Balance Sheets
(in thousands of U.S. dollars)
(unaudited)

	June 30	December 31
	2005	2004
Assets

Current assets
Cash and cash equivalents	$54,647	$26,209
Short-term investments	43,096	62,853
Accounts receivable	6,562	5,223
Grants receivable	3,131	2,437
Inventories	10,935	4,324
Prepaid expenses	2,227	1,400

	120,598	102,446

Deferred charges	—	1,030
Property, plant and equipment	7,217	5,286
Intangible assets	38,169	3,878
Goodwill	69,049	5,113
Other non-current assets	28	108

	$235,061	$117,861

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$19,098	$6,421
Unearned revenue	4,207	1,537
Income taxes payable	263	214

	23,568	8,172

Long-term debt	350	302
Deferred research and development grants	157	174

	24,075	8,648

Shareholders’ Equity
Share capital and other equity	318,309	194,159
Deficit	(101,621)	(80,900)
Foreign currency translation adjustments	(5,702)	(4,046)

	210,986	109,213

	$235,061	$117,861

Hydrogenics Corporation
Interim Consolidated Statements of Operations and Deficit
(in thousands of U.S. dollars, except for share and per share amounts)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004

Revenues	$6,293	$3,578	$17,597	$7,653

Cost of revenues	5,215	2,546	15,497	5,371

	1,078	1,032	2,100	2,282

Operating expenses
Selling, general and administrative	5,312	3,313	11,493	6,525
Stock-based compensation expense	563	338	1,059	626
Research and product development	1,698	2,857	4,951	5,168
Depreciation of property, plant and equipment	362	639	736	1,163
Amortization of intangible assets	2,065	2,128	4,203	4,256
Integration costs	313	—	1,037	—

	10,313	9,275	23,479	17,738

Loss from operations	(9,235)	(8,243)	(21,379)	(15,456)

Other income (expenses)
Provincial capital tax	(86)	(43)	(132)	(87)
Interest	496	179	1,166	344
Foreign currency losses	(663)	(333)	(328)	(665)

	(253)	(197)	706	(408)

Loss before income taxes	(9,488)	(8,440)	(20,673)	(15,864)

Current income tax expense	11	41	48	68

Net loss for the period	(9,499)	(8,481)	(20,721)	(15,932)
Deficit – Beginning of period	(92,122)	(54,812)	(80,900)	(47,361)

Deficit – End of period	$(101,621)	$(63,293)	$(101,621)	$(63,293)

Net loss per share
Basic and diluted	$(0.10)	$(0.13)	$(0.23)	$(0.26)

Shares used in calculating basic and diluted net loss per share	91,675,121	64,579,284	90,766,791	62,459,534

Hydrogenics Corporation
Interim Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004

Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the period	$(9,499)	$(8,481)	$(20,721)	$(15,932)
Items not affecting cash
Depreciation of property, plant and equipment	436	639	1,032	1,163
Amortization of intangible assets	2,065	2,128	4,203	4,256
Unrealized foreign exchange (gains) losses	(141)	34	(11)	(104)
Imputed interest on long-term debt	8	14	16	34
Non-cash consulting fees	18	16	37	33
Stock-based compensation	563	338	1,059	626
Net change in non-cash working capital	(1,467)	(2,190)	(2,959)	776

	(8,017)	(7,502)	(17,344)	(9,148)

Investing activities
Decrease (increase) in short-term investments	49,687	8,558	46,375	(50,417)
Purchase of property, plant and equipment	(59)	(1,139)	(298)	(2,105)
Business acquisitions, net of cash acquired	—	—	(343)	—

	49,628	7,419	45,734	(52,522)

Financing activities
Repayment of long-term debt	(54)	(143)	(81)	(198)
Deferred research and development grant	(9)	—	(17)	—
Common shares issued, net of issuance costs	11	(327)	146	60,368

	(52)	(470)	48	60,170

Increase (increase) in cash and cash equivalents during the period	41,559	(553)	28,438	(1,499)

Effect of exchange rate changes on cash		—	—	(1)
Cash and cash equivalents – Beginning of period	13,088	1,017	26,209	1,964

Cash and cash equivalents – End of period	$54,647	$464	$54,647	$464

Supplemental disclosure
Interest paid	$24	$24	$30	$33
Income taxes paid	10	44	66	156